

04050259



FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

MortgageIT Securities Corp.
Exact Name of Registrant as Specified in Charter

Form 8-K, November 16, 2004, Series 2004-2

0001305551
Registrant CIK Number

~~000008006~~
~~333-~~
333-119686

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

NOV 22 2004

THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: _____

    Name: John R. Cuti

    Title: Secretary

Dated: November 17, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 16, 2004

 **Merrill Lynch**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal Name: Mortgage It 2004-2

Detailed collateral Info   635,331,368.20

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout
Aggregated	2,122	635,331,368.20	299,402.15	100.00%	5.100	359.00	733	74.00	74.00	33.83	51.68	88.56	63.51	76.17	25.43
IO loans	1,577	483,929,044.45	306,866.86	76.17%	5.145	359.00	733	74.39	74.39	33.82	47.20	88.36	62.23	100.00	25.61
0-75k	20	1,276,115.50	63,805.78	0.20%	5.303	359.00	738	74.54	74.54	28.09	67.15	78.34	65.43	39.11	40.76
700-800k	13	9,622,650.00	740,203.85	1.51%	5.261	359.00	732	73.34	73.34	30.09	61.31	91.89	46.25	84.31	15.22
800-900k	8	6,179,351.84	772,418.98	0.97%	5.109	360.00	721	74.11	74.11	39.59	42.96	100.00	52.05	71.61	42.48
900k-$1MM	15	13,580,278.55	905,351.90	2.14%	5.127	360.00	727	65.50	65.50	31.22	42.66	78.88	71.75	78.75	43.17
>100mm															
FICO															
N/A	-	-	#DIV/0!	0.00%											
<600	-	-	#DIV/0!	0.00%											
600-620	-	-	#DIV/0!	0.00%											
621-640	13	3,749,754.11	288,442.62	0.59%	5.464	359.00	628	72.33	72.33	38.12	100.00	100.00	67.67	64.10	38.36
641-660	49	12,255,746.26	250,117.27	1.93%	5.306	357.00	654	75.26	75.26	37.66	75.36	100.00	74.04	70.93	41.51
661-680	191	55,088,784.05	288,422.95	8.67%	5.298	359.00	671	74.03	74.03	33.11	43.42	99.17	64.36	73.85	46.97
2nd Home	67	17,291,284.25	258,078.87	2.72%	5.149	359.00	747	72.44	72.44	30.45	44.60	0.00	48.57	74.58	15.01
Invest Property	219	55,376,872.96	252,862.43	8.72%	5.343	359.00	743	67.61	67.61	25.92	31.90	0.00	56.01	78.39	28.45
IO loans	1,577	483,929,044.45	306,866.86	76.17%	5.145	359.00	733	74.39	74.39	33.82	47.20	88.36	62.23	100.00	25.61
Documentation Type															
no doc	809	249,776,195.33	308,746.84	39.31%	5.294	359.00	734	75.73	75.73	36.70	0.00	87.60	66.55	83.51	24.02
stated	127	35,172,540.05	276,949.13	5.54%	5.128	359.00	734	58.23	58.23	1.50	-	83.28	61.57	79.50	43.94
2-4 family	74	24,383,284.81	329,503.85	3.84%	5.326	359.00	733	71.95	71.95	32.28	38.22	56.01	-	75.69	30.86
cash out	511	161,589,958.12	316,223.01	25.43%	5.181	359.00	719	69.71	69.71	30.76	46.47	88.65	74.10	76.70	100.00
mortgage rate															
8.5-9	-	-	#DIV/0!	0.00%											
9.01-10	-	-	#DIV/0!	0.00%											
LTV															
80-85	975	282,073,542.03	289,306.20	44.40%	5.172	359.00	735	80.11	80.11	37.41	50.71	92.85	63.37	79.90	11.96
85.01-90	46	10,372,087.90	225,480.17	1.63%	5.373	356.00	711	89.87	89.87	35.13	48.59	79.94	64.35	69.71	28.35
90.01-95	28	5,579,301.87	199,260.78	0.88%	5.185	359.00	727	94.46	94.46	39.57	63.11	100.00	58.34	61.96	-
95.01-100															
States															
FL	100	22,135,642.63	221,356.43	3.48%	5.120	360.00	726	75.43	75.43	32.05	45.75	83.32	41.51	74.65	26.16
NY	38	14,788,358.54	389,167.33	2.33%	5.030	359.00	732	71.42	71.42	27.64	52.66	91.19	69.83	68.20	31.71
NJ	19	6,340,385.36	333,704.49	1.00%	4.836	359.00	731	73.15	73.15	34.66	88.09	92.11	86.29	57.60	23.99
IL	73	17,189,706.30	235,475.43	2.71%	4.981	359.00	730	75.14	75.14	32.09	55.54	89.39	62.06	36.28	25.69



RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2



MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 16, 2004


COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full Doc	Stated Doc	No Doc	No Ratio	All Docs	WAC	Avg Prin Bal	Current LTV
601-650	1.05%	0.00%	0.00%	0.00%	1.05%	5.364%	248,174.11	74.57%
651-700	11.47%	7.37%	1.15%	1.04%	21.03%	5.232%	287,900.97	77.66%
701-750	20.41%	18.18%	2.46%	1.01%	42.06%	5.099%	300,558.15	75.99%
751-800	17.39%	13.05%	1.82%	1.42%	33.68%	5.017%	306,108.36	74.14%
801-850	1.35%	0.72%	0.12%	0.00%	2.18%	4.990%	322,760.15	73.90%
Total	51.68%	39.31%	5.54%	3.47%	100.00%	5.100%	299,402.15	75.66%

LTV & FICO

Current LTV	FICO 601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
10.01-20	0.00%	0.00%	0.03%	0.05%	0.03%	0.10%	164,953.59	4.99776	2.25000	24.86%	47.11%
20.01-30	0.00%	0.09%	0.09%	0.26%	0.00%	0.45%	284,063.54	5.07754	2.37687	66.71%	0.00%
30.01-40	0.00%	0.11%	0.25%	0.44%	0.01%	0.82%	247,747.90	4.90930	2.40300	25.65%	27.02%
40.01-50	0.06%	0.35%	1.22%	1.02%	0.13%	2.78%	309,846.60	4.94085	2.34485	32.77%	23.80%
50.01-60	0.00%	1.02%	3.18%	2.15%	0.12%	6.47%	306,671.57	4.95114	2.37693	32.24%	32.96%
60.01-70	0.26%	3.17%	7.02%	5.69%	0.14%	16.28%	333,687.95	4.96087	2.37359	22.68%	28.03%
70.01-80	0.73%	14.90%	28.87%	23.34%	1.75%	69.59%	297,331.34	5.14188	2.33696	2.45%	42.93%
80.01-90	0.00%	1.15%	1.02%	0.46%	0.00%	2.63%	235,474.68	5.42576	2.30146	3.00%	56.66%
90.01-100	0.00%	0.23%	0.38%	0.27%	0.00%	0.88%	199,260.78	5.18456	2.37529	0.00%	36.89%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	299,402.15	5.09999	2.34576	9.01%	39.31%

Prin Balance & FICO

Prin Balance	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
$1-$50,000	0.00%	0.00%	0.01%	0.00%	0.00%	0.01%	79.96%	6.12500	2.25000	0.00%	100.00%
$50,001-$100,000	0.02%	0.28%	0.41%	0.30%	0.01%	1.03%	73.11%	5.15789	2.31096	8.58%	22.98%
$100,001-$150,000	0.06%	1.13%	2.36%	1.37%	0.10%	5.02%	74.39%	5.15271	2.32509	10.04%	24.26%
$150,001-$200,000	0.20%	1.73%	3.13%	2.62%	0.14%	7.82%	73.42%	5.14878	2.29971	7.45%	35.56%
$200,001-$250,000	0.15%	2.98%	4.23%	3.46%	0.29%	11.11%	74.93%	5.11418	2.30898	7.53%	41.43%
$250,001-$300,000	0.17%	2.67%	5.13%	4.10%	0.12%	12.19%	73.46%	5.11500	2.29532	9.89%	46.59%
$300,001-$350,000	0.05%	2.84%	6.12%	4.82%	0.31%	14.15%	73.43%	5.09688	2.31846	10.90%	48.03%
$350,001-$400,000	0.12%	2.31%	4.87%	3.96%	0.18%	11.45%	76.41%	5.09183	2.38211	9.37%	34.37%
$400,001-$450,000	0.13%	1.26%	3.77%	2.25%	0.14%	7.54%	77.34%	5.07124	2.35506	4.46%	39.02%
$450,001-$500,000	0.15%	1.88%	3.01%	4.05%	0.38%	9.47%	76.16%	5.14472	2.37606	12.96%	39.40%
$500,001-$550,000	0.00%	1.48%	1.57%	2.06%	0.00%	5.11%	76.86%	5.01148	2.42749	3.27%	38.68%
$550,001-$600,000	0.00%	0.73%	2.28%	1.63%	0.09%	4.73%	77.28%	4.98162	2.41384	5.75%	36.90%
$600,001-$650,000	0.00%	0.20%	2.29%	1.88%	0.20%	4.57%	77.51%	5.03817	2.35659	8.91%	34.55%
$650,001-$700,000	0.00%	0.21%	0.64%	0.00%	0.22%	1.07%	73.46%	4.88742	2.52870	9.60%	10.11%
$700,001-$750,000	0.00%	0.46%	0.34%	0.34%	0.00%	1.14%	95.96%	5.26441	2.39950	19.60%	20.08%
$750,001-$800,000	0.00%	0.12%	0.12%	0.24%	0.00%	0.48%	73.61%	5.19178	2.37378	25.08%	25.41%
$850,001-$900,000	0.00%	0.28%	0.54%	0.14%	0.00%	0.96%	98.60%	5.14060	2.32342	0.00%	57.51%
$900,001-$950,000	0.00%	0.14%	0.14%	0.14%	0.00%	0.43%	74.75%	5.12588	2.41645	0.00%	33.26%
$950,001-$1,000,000	0.00%	0.31%	1.07%	0.31%	0.00%	1.69%	77.54%	5.16900	2.38518	18.58%	54.27%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	75.66%	5.09999	2.34576	9.01%	39.31%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
0	0.87%	18.15%	36.25%	30.70%	2.00%	87.98%	75.17%	5.07853	2.35884	307,462.71	8.53%	37.82%
36	0.18%	2.32%	5.01%	2.69%	0.18%	10.38%	77.89%	5.23231	2.25000	248,948.04	11.11%	52.13%
60	0.00%	0.55%	0.79%	0.29%	0.00%	1.64%	87.81%	5.41437	2.25000	266,485.65	21.19%	38.47%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	75.66%	5.09999	2.34576	299,402.15	9.01%	39.31%

Mortg Rates & FICO

Mortg Rates	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.05%	0.34%	0.28%	0.04%	0.70%	74.05%	3.89426	2.36018	317,373.27	0.00%	9.86%
4.001-4.5%	0.04%	1.40%	3.75%	3.64%	0.19%	9.03%	72.04%	4.36717	2.39957	318,564.86	2.17%	12.64%
4.501-5.0%	0.25%	6.53%	16.74%	15.31%	1.09%	39.92%	74.03%	4.84191	2.43404	316,641.46	8.35%	25.27%
5.001-5.5%	0.42%	7.83%	14.91%	11.64%	0.70%	35.50%	76.82%	5.30522	2.27114	275,360.17	10.57%	52.90%
5.501-6.0%	0.34%	4.46%	5.54%	2.48%	0.17%	12.99%	79.41%	5.73550	2.25394	304,451.71	10.58%	61.33%
6.001-6.5%	0.00%	0.76%	0.77%	0.34%	0.00%	1.87%	80.60%	6.28736	2.25000	321,358.69	18.74%	68.07%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	75.66%	5.09999	2.34576	299,402.15	9.01%	39.31%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90	90.01-100	total	avg FICO	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.00%	0.07%	0.04%	0.05%	0.54%	0.00%	0.00%	0.70%	742.42	2.36018	317,373.27	0.00%	9.86%
4.001-4.5%	0.00%	0.02%	0.05%	0.31%	0.77%	2.02%	5.42%	0.29%	0.14%	9.03%	741.44	2.39957	318,564.86	2.17%	12.64%
4.501-5.0%	0.05%	0.29%	0.59%	1.22%	3.36%	8.43%	25.28%	0.51%	0.18%	39.92%	738.85	2.43404	316,641.46	8.35%	25.27%
5.001-5.5%	0.05%	0.05%	0.18%	1.12%	1.86%	4.54%	26.88%	0.50%	0.32%	35.50%	730.98	2.27114	275,360.17	10.57%	52.90%
5.501-6.0%	0.00%	0.09%	0.00%	0.06%	0.43%	1.06%	10.29%	0.87%	0.20%	12.99%	715.51	2.25394	304,451.71	10.58%	61.33%
6.001-6.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%	1.19%	0.47%	0.03%	1.87%	710.65	2.25000	321,358.69	18.74%	68.07%
Total	0.10%	0.45%	0.82%	2.78%	6.47%	16.28%	69.59%	2.63%	0.88%	100.00%	732.76	2.34576	299,402.15	9.01%	39.31%

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full Doc	Stated Doc	No Doc	No Ratio	All Docs	WAC	Avg Prin Bal	Current LTV
601-650	1.05%	0.00%	0.00%	0.00%	1.05%	5.364%	248,174.11	74.57%
651-700	11.47%	7.37%	1.15%	1.04%	21.03%	5.232%	287,900.97	77.66%
701-750	20.41%	18.18%	2.46%	1.01%	42.06%	5.099%	300,558.15	75.99%
751-800	17.39%	13.05%	1.82%	1.42%	33.68%	5.017%	306,108.36	74.14%
801-850	1.35%	0.72%	0.12%	0.00%	2.18%	4.990%	322,760.15	73.90%
Total	51.68%	39.31%	5.54%	3.47%	100.00%	5.100%	299,402.15	75.66%

LTV & FICO

Current LTV	FICO 601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
10.01-20	0.00%	0.00%	0.03%	0.05%	0.03%	0.10%	164,953.59	4.99776	2.25000	24.86%	47.11%
20.01-30	0.00%	0.09%	0.09%	0.26%	0.00%	0.45%	284,063.54	5.07754	2.37687	66.71%	0.00%
30.01-40	0.00%	0.11%	0.25%	0.44%	0.01%	0.82%	247,747.90	4.90930	2.40300	25.65%	27.02%
40.01-50	0.06%	0.35%	1.22%	1.02%	0.13%	2.78%	309,846.60	4.94085	2.34485	32.77%	23.80%
50.01-60	0.00%	1.02%	3.18%	2.15%	0.12%	6.47%	306,671.57	4.95114	2.37693	32.24%	32.96%
60.01-70	0.26%	3.17%	7.02%	5.69%	0.14%	16.28%	333,687.95	4.96087	2.37359	22.68%	28.03%
70.01-80	0.73%	14.90%	28.87%	23.34%	1.75%	69.59%	297,331.34	5.14188	2.33696	2.45%	42.93%
80.01-90	0.00%	1.15%	1.02%	0.46%	0.00%	2.63%	235,474.68	5.42576	2.30146	3.00%	56.66%
90.01-100	0.00%	0.23%	0.38%	0.27%	0.00%	0.88%	199,260.78	5.18456	2.37529	0.00%	36.89%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	299,402.15	5.09999	2.34576	9.01%	39.31%

Prin Balance & FICO

Prin Balance	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
$1-$50,000	0.00%	0.00%	0.01%	0.00%	0.00%	0.01%	79.96%	6.12500	2.25000	0.00%	100.00%
$50,001-$100,000	0.02%	0.28%	0.41%	0.30%	0.01%	1.03%	73.11%	5.15789	2.31096	8.58%	22.98%
$100,001-$150,000	0.06%	1.13%	2.36%	1.37%	0.10%	5.02%	74.39%	5.15271	2.32509	10.04%	24.26%
$150,001-$200,000	0.20%	1.73%	3.13%	2.62%	0.14%	7.82%	73.42%	5.14878	2.29971	7.45%	35.56%
$200,001-$250,000	0.15%	2.98%	4.23%	3.46%	0.29%	11.11%	74.93%	5.11418	2.30898	7.53%	41.43%
$250,001-$300,000	0.17%	2.67%	5.13%	4.10%	0.12%	12.19%	73.46%	5.11500	2.29532	9.89%	46.59%
$300,001-$350,000	0.05%	2.84%	6.12%	4.82%	0.31%	14.15%	73.43%	5.09688	2.31846	10.90%	48.03%
$350,001-$400,000	0.12%	2.31%	4.87%	3.96%	0.18%	11.45%	76.41%	5.09183	2.38211	9.37%	34.37%
$400,001-$450,000	0.13%	1.26%	3.77%	2.25%	0.14%	7.54%	77.34%	5.07124	2.35506	4.46%	39.02%
$450,001-$500,000	0.15%	1.88%	3.01%	4.05%	0.38%	9.47%	76.16%	5.14472	2.37606	12.96%	39.40%
$500,001-$550,000	0.00%	1.48%	1.57%	2.06%	0.00%	5.11%	76.86%	5.01148	2.42749	3.27%	38.68%
$550,001-$600,000	0.00%	0.73%	2.28%	1.63%	0.09%	4.73%	77.28%	4.98162	2.41384	5.75%	36.90%
$600,001-$650,000	0.00%	0.20%	2.29%	1.88%	0.20%	4.57%	77.51%	5.03817	2.35659	8.91%	34.55%
$650,001-$700,000	0.00%	0.21%	0.64%	0.00%	0.22%	1.07%	73.46%	4.88742	2.52870	9.60%	10.11%
$700,001-$750,000	0.00%	0.46%	0.34%	0.34%	0.00%	1.14%	95.96%	5.26441	2.39950	19.60%	20.08%
$750,001-$800,000	0.00%	0.12%	0.12%	0.24%	0.00%	0.48%	73.61%	5.19178	2.37378	25.08%	25.41%
$850,001-$900,000	0.00%	0.28%	0.54%	0.14%	0.00%	0.96%	98.60%	5.14060	2.32342	0.00%	57.51%
$900,001-$950,000	0.00%	0.14%	0.14%	0.14%	0.00%	0.43%	74.75%	5.12588	2.41645	0.00%	33.26%
$950,001-$1,000,000	0.00%	0.31%	1.07%	0.31%	0.00%	1.69%	77.54%	5.16900	2.38518	18.58%	54.27%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	75.66%	5.09999	2.34576	9.01%	39.31%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
0	0.87%	18.15%	36.25%	30.70%	2.00%	87.98%	75.17%	5.07853	2.35884	307,462.71	8.53%	37.82%
36	0.18%	2.32%	5.01%	2.69%	0.18%	10.38%	77.89%	5.23231	2.25000	248,948.04	11.11%	52.13%
60	0.00%	0.55%	0.79%	0.29%	0.00%	1.64%	87.81%	5.41437	2.25000	266,485.65	21.19%	38.47%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	75.66%	5.09999	2.34576	299,402.15	9.01%	39.31%

Mortg Rates & FICO

Mortg Rates	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.05%	0.34%	0.28%	0.04%	0.70%	74.05%	3.89426	2.36018	317,373.27	0.00%	9.86%
4.001-4.5%	0.04%	1.40%	3.75%	3.64%	0.19%	9.03%	72.04%	4.36717	2.39957	318,564.86	2.17%	12.64%
4.501-5.0%	0.25%	6.53%	16.74%	15.31%	1.09%	39.92%	74.03%	4.84191	2.43404	316,641.46	8.35%	25.27%
5.001-5.5%	0.42%	7.83%	14.91%	11.64%	0.70%	35.50%	76.82%	5.30522	2.27114	275,360.17	10.57%	52.90%
5.501-6.0%	0.34%	4.46%	5.54%	2.48%	0.17%	12.99%	79.41%	5.73550	2.25394	304,451.71	10.58%	61.33%
6.001-6.5%	0.00%	0.76%	0.77%	0.34%	0.00%	1.87%	80.60%	6.28736	2.25000	321,358.69	18.74%	68.07%
Total	1.05%	21.03%	42.06%	33.68%	2.18%	100.00%	75.66%	5.09999	2.34576	299,402.15	9.01%	39.31%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90	90.01-100	total	avg FICO	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.00%	0.07%	0.04%	0.05%	0.54%	0.00%	0.00%	0.70%	742.42	2.36018	317,373.27	0.00%	9.86%
4.001-4.5%	0.00%	0.02%	0.05%	0.31%	0.77%	2.02%	5.42%	0.29%	0.14%	9.03%	741.44	2.39957	318,564.86	2.17%	12.64%
4.501-5.0%	0.05%	0.29%	0.59%	1.22%	3.36%	8.43%	25.28%	0.51%	0.18%	39.92%	738.85	2.43404	316,641.46	8.35%	25.27%
5.001-5.5%	0.05%	0.05%	0.18%	1.12%	1.86%	4.54%	26.88%	0.50%	0.32%	35.50%	730.98	2.27114	275,360.17	10.57%	52.90%
5.501-6.0%	0.00%	0.09%	0.00%	0.06%	0.43%	1.06%	10.29%	0.87%	0.20%	12.99%	715.51	2.25394	304,451.71	10.58%	61.33%
6.001-6.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%	1.19%	0.47%	0.03%	1.87%	710.65	2.25000	321,358.69	18.74%	68.07%
Total	0.10%	0.45%	0.82%	2.78%	6.47%	16.28%	69.59%	2.63%	0.88%	100.00%	732.76	2.34576	299,402.15	9.01%	39.31%


RMBS New Transaction

RECEIVED NOV 19 2004 WASH. D.C. 202 SEC MAIL PROCESSING SECTION

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 16, 2004

- 1 -

 **Merrill Lynch**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

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The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full Doc	Stated Doc	No Doc	No Ratio	All Docs	WAC	Avg Prin Bal	Current LTV
601-650	0.94%	0.00%	0.00%	0.00%	0.94%	5.590%	411,444.77	71.46%
651-700	9.55%	7.09%	1.26%	1.31%	19.22%	5.233%	465,765.66	72.86%
701-750	24.28%	15.00%	1.47%	0.82%	41.56%	5.079%	484,539.19	74.32%
751-800	20.00%	12.32%	1.40%	2.06%	35.79%	4.962%	460,879.92	71.34%
801-850	1.48%	1.01%	0.00%	0.00%	2.49%	4.894%	511,234.09	77.38%
Total	56.24%	35.42%	4.14%	4.20%	100.00%	5.067%	472,039.13	73.02%

LTV & FICO

Current LTV	FICO 601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
20.01-30	0.00%	0.19%	0.00%	0.28%	0.00%	0.47%	486,666.67	5.22517	2.37671	74.66%	0.00%
30.01-40	0.00%	0.13%	0.15%	0.28%	0.00%	0.57%	436,721.79	4.89319	2.52163	0.00%	22.90%
40.01-50	0.13%	0.32%	1.41%	0.98%	0.00%	2.83%	436,129.02	4.87481	2.34624	22.10%	27.64%
50.01-60	0.00%	0.59%	2.81%	2.38%	0.00%	5.78%	494,543.09	4.95286	2.47239	19.19%	39.77%
60.01-70	0.28%	3.36%	8.18%	7.38%	0.26%	19.46%	490,872.22	4.92749	2.41718	21.60%	21.65%
70.01-80	0.53%	13.83%	28.18%	24.35%	2.23%	69.12%	468,594.80	5.11689	2.37975	2.95%	39.09%
80.01-90	0.00%	0.67%	0.70%	0.13%	0.00%	1.50%	419,435.73	5.44911	2.26389	0.00%	65.17%
90.01-100	0.00%	0.13%	0.13%	0.00%	0.00%	0.26%	397,125.00	4.74638	2.50181	0.00%	0.00%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	472,039.13	5.06695	2.39081	8.34%	35.42%

Prin Balance & FICO

Prin Balance	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
$100,001-$150,000	0.00%	0.10%	0.00%	0.08%	0.00%	0.17%	20.31%	4.84015	2.35334	0.00%	27.61%
$150,001 - $200,000	0.00%	0.11%	0.06%	0.16%	0.00%	0.33%	26.85%	4.70610	2.25000	16.64%	0.00%
$200,001 - $250,000	0.00%	0.08%	0.00%	0.14%	0.00%	0.22%	31.00%	4.88329	2.39654	0.00%	0.00%
$250,001 - $300,000	0.00%	0.10%	0.35%	0.18%	0.00%	0.63%	49.55%	4.90415	2.39332	0.00%	13.42%
$300,001 - $350,000	0.11%	0.77%	0.78%	1.86%	0.00%	3.52%	69.35%	5.13965	2.37339	12.87%	31.49%
$350,001 - $400,000	0.25%	4.29%	9.45%	7.58%	0.37%	21.94%	73.43%	5.07716	2.38973	8.99%	33.08%
$400,001 - $450,000	0.27%	2.48%	7.09%	4.23%	0.28%	14.35%	74.50%	5.06190	2.36404	3.90%	36.62%
$450,001 - $500,000	0.30%	3.57%	5.91%	8.21%	0.79%	18.78%	73.05%	5.13517	2.38127	12.70%	39.37%
$500,001 - $550,000	0.00%	2.89%	3.25%	4.24%	0.00%	10.39%	74.30%	5.00169	2.43032	3.32%	37.70%
$550,001 - $600,000	0.00%	1.51%	4.71%	3.00%	0.19%	9.41%	71.90%	4.95947	2.42009	4.06%	36.40%
$600,001 - $650,000	0.00%	0.41%	4.32%	3.69%	0.41%	8.82%	73.95%	5.01249	2.36397	9.53%	30.03%
$650,001 - $700,000	0.00%	0.44%	1.33%	0.00%	0.45%	2.22%	73.46%	4.88742	2.52870	9.60%	10.11%
$700,001 - $750,000	0.00%	0.71%	0.71%	0.71%	0.00%	2.13%	73.21%	5.29298	2.41566	10.91%	22.25%
$750,001 - $800,000	0.00%	0.25%	0.25%	0.49%	0.00%	1.00%	73.61%	5.19178	2.37378	25.08%	25.41%
$850,001 - $900,000	0.00%	0.58%	0.84%	0.29%	0.00%	1.71%	73.46%	5.16330	2.33528	0.00%	66.80%
$900,001 - $950,000	0.00%	0.30%	0.30%	0.30%	0.00%	0.89%	74.75%	5.12588	2.41645	0.00%	33.26%
$950,001 - $1,000,000	0.00%	0.64%	2.22%	0.64%	0.00%	3.50%	77.54%	5.16900	2.38518	18.58%	54.27%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	73.02%	5.06695	2.39081	8.34%	35.42%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
0	0.79%	17.46%	37.55%	33.70%	2.49%	91.99%	72.89%	5.04503	2.40308	471,858.47	7.48%	33.34%
36	0.15%	1.28%	3.51%	2.09%	0.00%	7.03%	75.15%	5.29058	2.25000	470,535.47	15.37%	64.00%
60	0.00%	0.48%	0.50%	0.00%	0.00%	0.98%	70.37%	5.52092	2.25000	501,633.33	38.10%	25.99%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	73.02%	5.06695	2.39081	472,039.13	8.34%	35.42%

Mortg Rates & FICO

Mortg Rates	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.36%	0.39%	0.00%	0.75%	74.19%	3.89980	2.15668	460,205.07	0.00%	19.04%
4.001-4.5%	0.00%	1.16%	4.76%	4.68%	0.39%	11.00%	70.00%	4.35111	2.40988	463,728.40	1.13%	7.13%
4.501-5.0%	0.13%	7.79%	17.65%	17.71%	1.40%	44.68%	70.88%	4.82911	2.50736	480,757.70	5.89%	17.25%
5.001-5.5%	0.28%	4.69%	11.38%	10.24%	0.57%	27.15%	76.58%	5.32658	2.28073	449,274.37	12.61%	59.83%
5.501-6.0%	0.53%	4.58%	6.38%	2.43%	0.13%	14.04%	74.25%	5.73427	2.25433	496,750.33	10.80%	65.03%
6.001-6.5%	0.00%	1.00%	1.04%	0.35%	0.00%	2.38%	78.97%	6.30533	2.25000	489,153.36	26.79%	59.37%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	73.02%	5.06695	2.39081	472,039.13	8.34%	35.42%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90	90.01-100	total	Gross Margin	Avg Prin Bal	avg FICO	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.61%	0.00%	0.00%	0.75%	2.15668	460,205.07	739.00	0.00%	19.04%
4.001-4.5%	0.00%	0.00%	0.00%	0.36%	0.83%	3.32%	6.09%	0.27%	0.13%	11.00%	2.40988	463,728.40	747.94	1.13%	7.13%
4.501-5.0%	0.00%	0.28%	0.44%	1.39%	3.36%	10.64%	28.45%	0.11%	0.00%	44.68%	2.50736	480,757.70	740.62	5.89%	17.25%
5.001-5.5%	0.00%	0.00%	0.13%	0.83%	0.70%	3.42%	21.69%	0.26%	0.13%	27.15%	2.28073	449,274.37	735.74	12.61%	59.83%
5.501-6.0%	0.00%	0.19%	0.00%	0.11%	0.89%	1.71%	10.68%	0.45%	0.00%	14.04%	2.25433	496,750.33	715.82	10.80%	65.03%
6.001-6.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.37%	1.61%	0.40%	0.00%	2.38%	2.25000	489,153.36	708.05	26.79%	59.37%
Total	0.00%	0.47%	0.57%	2.83%	5.78%	19.46%	69.12%	1.50%	0.26%	100.00%	2.39081	472,039.13	735.83	8.34%	35.42%

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full Doc	Stated Doc	No Doc	No Ratio	All Docs	WAC	Avg Prin Bal	Current LTV
601-650	0.94%	0.00%	0.00%	0.00%	0.94%	5.590%	411,444.77	71.46%
651-700	9.55%	7.09%	1.26%	1.31%	19.22%	5.233%	465,765.66	72.86%
701-750	24.28%	15.00%	1.47%	0.82%	41.56%	5.079%	484,539.19	74.32%
751-800	20.00%	12.32%	1.40%	2.06%	35.79%	4.962%	460,879.92	71.34%
801-850	1.48%	1.01%	0.00%	0.00%	2.49%	4.894%	511,234.09	77.38%
Total	56.24%	35.42%	4.14%	4.20%	100.00%	5.067%	472,039.13	73.02%

LTV & FICO

Current LTV	FICO 601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
20.01-30	0.00%	0.19%	0.00%	0.28%	0.00%	0.47%	486,666.67	5.22517	2.37671	74.66%	0.00%
30.01-40	0.00%	0.13%	0.15%	0.28%	0.00%	0.57%	436,721.79	4.89319	2.52163	0.00%	22.90%
40.01-50	0.13%	0.32%	1.41%	0.98%	0.00%	2.83%	436,129.02	4.87481	2.34624	22.10%	27.64%
50.01-60	0.00%	0.59%	2.81%	2.38%	0.00%	5.78%	494,543.09	4.95286	2.47239	19.19%	39.77%
60.01-70	0.28%	3.36%	8.18%	7.38%	0.26%	19.46%	490,872.22	4.92749	2.41718	21.60%	21.65%
70.01-80	0.53%	13.83%	28.18%	24.35%	2.23%	69.12%	468,594.80	5.11689	2.37975	2.95%	39.09%
80.01-90	0.00%	0.67%	0.70%	0.13%	0.00%	1.50%	419,435.73	5.44911	2.26389	0.00%	65.17%
90.01-100	0.00%	0.13%	0.13%	0.00%	0.00%	0.26%	397,125.00	4.74638	2.50181	0.00%	0.00%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	472,039.13	5.06695	2.39081	8.34%	35.42%

Prin Balance & FICO

Prin Balance	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
$100,001-$150,000	0.00%	0.10%	0.00%	0.08%	0.00%	0.17%	20.31%	4.84015	2.35334	0.00%	27.61%
$150,001 - $200,000	0.00%	0.11%	0.06%	0.16%	0.00%	0.33%	26.85%	4.70610	2.25000	16.64%	0.00%
$200,001 - $250,000	0.00%	0.08%	0.00%	0.14%	0.00%	0.22%	31.00%	4.88329	2.39654	0.00%	0.00%
$250,001 - $300,000	0.00%	0.10%	0.35%	0.18%	0.00%	0.63%	49.55%	4.90415	2.39332	0.00%	13.42%
$300,001 - $350,000	0.11%	0.77%	0.78%	1.86%	0.00%	3.52%	69.35%	5.13965	2.37339	12.87%	31.49%
$350,001 - $400,000	0.25%	4.29%	9.45%	7.58%	0.37%	21.94%	73.43%	5.07716	2.38973	8.99%	33.08%
$400,001 - $450,000	0.27%	2.48%	7.09%	4.23%	0.28%	14.35%	74.50%	5.06190	2.36404	3.90%	36.62%
$450,001 - $500,000	0.30%	3.57%	5.91%	8.21%	0.79%	18.78%	73.05%	5.13517	2.38127	12.70%	39.37%
$500,001 - $550,000	0.00%	2.89%	3.25%	4.24%	0.00%	10.39%	74.30%	5.00169	2.43032	3.32%	37.70%
$550,001 - $600,000	0.00%	1.51%	4.71%	3.00%	0.19%	9.41%	71.90%	4.95947	2.42009	4.06%	36.40%
$600,001 - $650,000	0.00%	0.41%	4.32%	3.69%	0.41%	8.82%	73.95%	5.01249	2.36397	9.53%	30.03%
$650,001 - $700,000	0.00%	0.44%	1.33%	0.00%	0.45%	2.22%	73.46%	4.88742	2.52870	9.60%	10.11%
$700,001 - $750,000	0.00%	0.71%	0.71%	0.71%	0.00%	2.13%	73.21%	5.29298	2.41566	10.91%	22.25%
$750,001 - $800,000	0.00%	0.25%	0.25%	0.49%	0.00%	1.00%	73.61%	5.19178	2.37378	25.08%	25.41%
$850,001 - $900,000	0.00%	0.58%	0.84%	0.29%	0.00%	1.71%	73.46%	5.16330	2.33528	0.00%	66.80%
$900,001 - $950,000	0.00%	0.30%	0.30%	0.30%	0.00%	0.89%	74.75%	5.12588	2.41645	0.00%	33.26%
$950,001 - $1,000,000	0.00%	0.64%	2.22%	0.64%	0.00%	3.50%	77.54%	5.16900	2.38518	18.58%	54.27%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	73.02%	5.06695	2.39081	8.34%	35.42%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
0	0.79%	17.46%	37.55%	33.70%	2.49%	91.99%	72.89%	5.04503	2.40308	471,858.47	7.48%	33.34%
36	0.15%	1.28%	3.51%	2.09%	0.00%	7.03%	75.15%	5.29058	2.25000	470,535.47	15.37%	64.00%
60	0.00%	0.48%	0.50%	0.00%	0.00%	0.98%	70.37%	5.52092	2.25000	501,633.33	38.10%	25.99%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	73.02%	5.06695	2.39081	472,039.13	8.34%	35.42%

Mortg Rates & FICO

Mortg Rates	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.36%	0.39%	0.00%	0.75%	74.19%	3.89980	2.15668	460,205.07	0.00%	19.04%
4.001-4.5%	0.00%	1.16%	4.76%	4.68%	0.39%	11.00%	70.00%	4.35111	2.40988	463,728.40	1.13%	7.13%
4.501-5.0%	0.13%	7.79%	17.65%	17.71%	1.40%	44.68%	70.88%	4.82911	2.50736	480,757.70	5.89%	17.25%
5.001-5.5%	0.28%	4.69%	11.38%	10.24%	0.57%	27.15%	76.58%	5.32658	2.28073	449,274.37	12.61%	59.83%
5.501-6.0%	0.53%	4.58%	6.38%	2.43%	0.13%	14.04%	74.25%	5.73427	2.25433	496,750.33	10.80%	65.03%
6.001-6.5%	0.00%	1.00%	1.04%	0.35%	0.00%	2.38%	78.97%	6.30533	2.25000	489,153.36	26.79%	59.37%
Total	0.94%	19.22%	41.56%	35.79%	2.49%	100.00%	73.02%	5.06695	2.39081	472,039.13	8.34%	35.42%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90	90.01-100	total	avg FICO	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.61%	0.00%	0.00%	0.75%	739.00	2.15668	460,205.07	0.00%	19.04%
4.001-4.5%	0.00%	0.00%	0.00%	0.36%	0.83%	3.32%	6.09%	0.27%	0.13%	11.00%	747.94	2.40988	463,728.40	1.13%	7.13%
4.501-5.0%	0.00%	0.28%	0.44%	1.39%	3.36%	10.64%	28.45%	0.11%	0.00%	44.68%	740.62	2.50736	480,757.70	5.89%	17.25%
5.001-5.5%	0.00%	0.00%	0.13%	0.83%	0.70%	3.42%	21.69%	0.26%	0.13%	27.15%	735.74	2.28073	449,274.37	12.61%	59.83%
5.501-6.0%	0.00%	0.19%	0.00%	0.11%	0.89%	1.71%	10.68%	0.45%	0.00%	14.04%	715.82	2.25433	496,750.33	10.80%	65.03%
6.001-6.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.37%	1.61%	0.40%	0.00%	2.38%	708.05	2.25000	489,153.36	26.79%	59.37%
Total	0.00%	0.47%	0.57%	2.83%	5.78%	19.46%	69.12%	1.50%	0.26%	100.00%	735.83	2.39081	472,039.13	8.34%	35.42%


RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

Mortgage IT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 16, 2004


COMPUTATIONAL MATERIALS DISCLAIMER

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

- 2 -

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full Doc	Stated Doc	No Doc	No Ratio	All Docs	WAC	Avg Prin Bal	Current LTV
601-650	0.94%	0.00%	0.00%	0.00%	0.94%	5.504%	266,672.35	76.01%
651-700	10.29%	7.07%	1.51%	1.29%	20.16%	5.273%	292,935.12	79.60%
701-750	19.32%	20.47%	2.50%	0.99%	43.28%	5.146%	308,041.63	77.15%
751-800	15.44%	14.93%	1.66%	1.64%	33.67%	5.065%	314,537.57	75.46%
801-850	1.21%	0.64%	0.10%	0.00%	1.95%	4.994%	325,843.10	74.60%
Total	47.20%	43.10%	5.78%	3.92%	100.00%	5.145%	306,866.86	77.02%

LTV & FICO

Current LTV	FICO 601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
10.01-20	0.00%	0.00%	0.04%	0.03%	0.03%	0.11%	169,666.67	5.03414	2.25000	32.22%	31.43%
20.01-30	0.00%	0.12%	0.12%	0.26%	0.00%	0.51%	309,725.00	5.12609	2.34743	76.48%	0.00%
30.01-40	0.00%	0.08%	0.12%	0.28%	0.00%	0.49%	261,431.39	5.06827	2.42383	23.12%	42.11%
40.01-50	0.00%	0.22%	1.18%	0.93%	0.12%	2.45%	320,193.24	4.99519	2.34537	37.10%	30.04%
50.01-60	0.00%	0.93%	3.06%	1.95%	0.07%	6.00%	319,295.62	4.98618	2.39428	36.23%	36.05%
60.01-70	0.25%	2.79%	6.81%	5.42%	0.09%	15.37%	341,146.70	5.03008	2.39732	27.41%	30.37%
70.01-80	0.68%	14.62%	30.55%	24.41%	1.64%	71.90%	302,045.21	5.17592	2.33970	2.44%	46.60%
80.01-90	0.00%	1.15%	1.12%	0.20%	0.00%	2.46%	264,512.07	5.47700	2.28137	4.22%	60.32%
90.01-100	0.00%	0.25%	0.28%	0.18%	0.00%	0.71%	246,942.86	5.25293	2.37569	0.00%	43.80%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	306,866.86	5.14472	2.35115	9.70%	43.10%

Prin Balance & FICO

Prin Balance	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
$1-$50,000	0.00%	0.00%	0.01%	0.00%	0.00%	0.01%	79.96%	6.12500	2.25000	0.00%	100.00%
$50,001-$100,000	0.00%	0.26%	0.24%	0.19%	0.00%	0.69%	72.03%	5.17947	2.27296	10.05%	24.73%
$100,001-$150,000	0.08%	1.00%	2.13%	1.35%	0.08%	4.64%	74.81%	5.19163	2.30882	9.61%	27.46%
$150,001-$200,000	0.15%	1.51%	3.25%	2.29%	0.15%	7.35%	74.01%	5.21547	2.28321	8.10%	37.27%
$200,001-$250,000	0.05%	2.84%	4.25%	3.16%	0.24%	10.54%	76.13%	5.16586	2.30074	7.55%	46.24%
$250,001-$300,000	0.22%	2.71%	5.54%	4.36%	0.16%	13.00%	74.82%	5.14537	2.29504	8.73%	50.36%
$300,001-$350,000	0.07%	2.66%	6.58%	5.05%	0.27%	14.63%	74.01%	5.10925	2.32540	11.06%	50.01%
$350,001-$400,000	0.08%	2.43%	4.84%	4.03%	0.16%	11.53%	78.48%	5.16944	2.39537	10.19%	40.07%
$400,001-$450,000	0.09%	1.23%	3.78%	2.06%	0.18%	7.34%	79.45%	5.13805	2.35005	6.02%	43.07%
$450,001-$500,000	0.19%	1.77%	3.26%	4.12%	0.19%	9.54%	78.03%	5.21535	2.39872	13.73%	43.12%
$500,001-$550,000	0.00%	1.52%	1.20%	2.16%	0.00%	4.87%	78.44%	5.07770	2.44954	4.50%	46.65%
$550,001-$600,000	0.00%	0.48%	2.76%	1.43%	0.12%	4.79%	77.66%	4.96550	2.43718	7.46%	40.22%
$600,001-$650,000	0.00%	0.13%	2.36%	2.09%	0.12%	4.71%	78.67%	5.07396	2.37158	11.35%	33.15%
$650,001-$700,000	0.00%	0.28%	0.71%	0.00%	0.29%	1.27%	75.07%	4.88881	2.55983	10.67%	11.24%
$700,001-$750,000	0.00%	0.60%	0.30%	0.45%	0.00%	1.35%	98.37%	5.28047	2.41673	21.86%	22.39%
$750,001-$800,000	0.00%	0.16%	0.16%	0.16%	0.00%	0.48%	71.51%	5.41937	2.41450	33.33%	33.77%
$850,001-$900,000	0.00%	0.37%	0.53%	0.19%	0.00%	1.09%	103.52%	5.22385	2.33528	0.00%	66.80%
$900,001-$950,000	0.00%	0.00%	0.19%	0.19%	0.00%	0.38%	72.52%	5.25108	2.25000	0.00%	49.86%
$950,001-$1,000,000	0.00%	0.21%	1.20%	0.41%	0.00%	1.82%	79.49%	5.14972	2.41556	22.76%	55.08%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	77.02%	5.14472	2.35115	9.70%	43.10%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
0	0.69%	16.89%	36.62%	30.30%	1.73%	86.23%	76.51%	5.12509	2.36731	317,318.57	9.30%	42.11%
36	0.24%	2.60%	5.73%	3.04%	0.23%	11.84%	78.82%	5.23958	2.25000	251,373.57	10.34%	51.44%
60	0.00%	0.67%	0.94%	0.32%	0.00%	1.93%	88.69%	5.43966	2.25000	274,763.24	23.57%	36.61%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	77.02%	5.14472	2.35115	306,866.86	9.70%	43.10%

Mortg Rates & FICO

Mortg Rates	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.07%	0.42%	0.23%	0.00%	0.71%	74.69%	3.91538	2.37703	342,606.24	0.00%	12.78%
4.001-4.5%	0.00%	1.04%	2.93%	2.26%	0.14%	6.37%	74.92%	4.38287	2.45841	314,601.32	4.04%	19.26%
4.501-5.0%	0.12%	5.63%	16.03%	15.07%	1.09%	37.95%	75.70%	4.85449	2.46022	332,662.68	9.56%	28.94%
5.001-5.5%	0.42%	8.10%	16.86%	13.27%	0.57%	39.22%	77.37%	5.30797	2.26837	281,189.21	9.86%	54.60%
5.501-6.0%	0.39%	4.39%	6.23%	2.67%	0.15%	13.84%	80.26%	5.73149	2.25000	313,007.01	11.10%	58.93%
6.001-6.5%	0.00%	0.92%	0.82%	0.17%	0.00%	1.91%	80.32%	6.30138	2.25000	330,572.88	21.24%	64.41%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	77.02%	5.14472	2.35115	306,866.86	9.70%	43.10%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90	90.01-100	total	avg FICO	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.00%	0.09%	0.00%	0.07%	0.55%	0.00%	0.00%	0.71%	734.09	2.37703	342,606.24	0.00%	12.78%
4.001-4.5%	0.00%	0.00%	0.00%	0.06%	0.59%	1.17%	4.17%	0.23%	0.15%	6.37%	741.31	2.45841	314,601.32	4.04%	19.26%
4.501-5.0%	0.04%	0.33%	0.28%	1.12%	3.15%	7.74%	24.84%	0.42%	0.03%	37.95%	740.74	2.46022	332,662.68	9.56%	28.94%
5.001-5.5%	0.07%	0.06%	0.20%	1.18%	1.91%	5.01%	29.97%	0.53%	0.29%	39.22%	731.62	2.26837	281,189.21	9.86%	54.60%
5.501-6.0%	0.00%	0.12%	0.00%	0.00%	0.36%	1.14%	11.22%	0.79%	0.20%	13.84%	716.37	2.25000	313,007.01	11.10%	58.93%
6.001-6.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	1.15%	0.49%	0.04%	1.91%	702.46	2.25000	330,572.88	21.24%	64.41%
Total	0.11%	0.51%	0.49%	2.45%	6.00%	15.37%	71.90%	2.46%	0.71%	100.00%	733.04	2.35115	306,866.86	9.70%	43.10%

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full Doc	Stated Doc	No Doc	No Ratio	All Docs	WAC	Avg Prin Bal	Current LTV
601-650	0.94%	0.00%	0.00%	0.00%	0.94%	5.504%	266,672.35	76.01%
651-700	10.29%	7.07%	1.51%	1.29%	20.16%	5.273%	292,935.12	79.60%
701-750	19.32%	20.47%	2.50%	0.99%	43.28%	5.146%	308,041.63	77.15%
751-800	15.44%	14.93%	1.66%	1.64%	33.67%	5.065%	314,537.57	75.46%
801-850	1.21%	0.64%	0.10%	0.00%	1.95%	4.994%	325,843.10	74.60%
Total	47.20%	43.10%	5.78%	3.92%	100.00%	5.145%	306,866.86	77.02%

LTV & FICO

Current LTV	FICO 601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
10.01-20	0.00%	0.00%	0.04%	0.03%	0.03%	0.11%	169,666.67	5.03414	2.25000	32.22%	31.43%
20.01-30	0.00%	0.12%	0.12%	0.26%	0.00%	0.51%	309,725.00	5.12609	2.34743	76.48%	0.00%
30.01-40	0.00%	0.08%	0.12%	0.28%	0.00%	0.49%	261,431.39	5.06827	2.42383	23.12%	42.11%
40.01-50	0.00%	0.22%	1.18%	0.93%	0.12%	2.45%	320,193.24	4.99519	2.34537	37.10%	30.04%
50.01-60	0.00%	0.93%	3.06%	1.95%	0.07%	6.00%	319,295.62	4.98618	2.39428	36.23%	36.05%
60.01-70	0.25%	2.79%	6.81%	5.42%	0.09%	15.37%	341,146.70	5.03008	2.39732	27.41%	30.37%
70.01-80	0.68%	14.62%	30.55%	24.41%	1.64%	71.90%	302,045.21	5.17592	2.33970	2.44%	46.60%
80.01-90	0.00%	1.15%	1.12%	0.20%	0.00%	2.46%	264,512.07	5.47700	2.28137	4.22%	60.32%
90.01-100	0.00%	0.25%	0.28%	0.18%	0.00%	0.71%	246,942.86	5.25293	2.37569	0.00%	43.80%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	306,866.86	5.14472	2.35115	9.70%	43.10%

Prin Balance & FICO

Prin Balance	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	No Ratio and No Doc	Stated Doc
$1-$50,000	0.00%	0.00%	0.01%	0.00%	0.00%	0.01%	79.96%	6.12500	2.25000	0.00%	100.00%
$50,001-$100,000	0.00%	0.26%	0.24%	0.19%	0.00%	0.69%	72.03%	5.17947	2.27296	10.05%	24.73%
$100,001-$150,000	0.08%	1.00%	2.13%	1.35%	0.08%	4.64%	74.81%	5.19163	2.30882	9.61%	27.46%
$150,001 - $200,000	0.15%	1.51%	3.25%	2.29%	0.15%	7.35%	74.01%	5.21547	2.28321	8.10%	37.27%
$200,001 - $250,000	0.05%	2.84%	4.25%	3.16%	0.24%	10.54%	76.13%	5.16586	2.30074	7.55%	46.24%
$250,001 - $300,000	0.22%	2.71%	5.54%	4.36%	0.16%	13.00%	74.82%	5.14537	2.29504	8.73%	50.36%
$300,001 - $350,000	0.07%	2.66%	6.58%	5.05%	0.27%	14.63%	74.01%	5.10925	2.32540	11.06%	50.01%
$350,001 - $400,000	0.08%	2.43%	4.84%	4.03%	0.16%	11.53%	78.48%	5.16944	2.39537	10.19%	40.07%
$400,001 - $450,000	0.09%	1.23%	3.78%	2.06%	0.18%	7.34%	79.45%	5.13805	2.35065	6.02%	43.07%
$450,001 - $500,000	0.19%	1.77%	3.26%	4.12%	0.19%	9.54%	78.03%	5.21535	2.39872	13.73%	43.12%
$500,001 - $550,000	0.00%	1.52%	1.20%	2.16%	0.00%	4.87%	78.44%	5.07770	2.44954	4.50%	46.65%
$550,001 - $600,000	0.00%	0.48%	2.76%	1.43%	0.12%	4.79%	77.66%	4.96550	2.43718	7.46%	40.22%
$600,001 - $650,000	0.00%	0.13%	2.36%	2.09%	0.12%	4.71%	78.67%	5.07396	2.37158	11.35%	33.15%
$650,001 - $700,000	0.00%	0.28%	0.71%	0.00%	0.29%	1.27%	75.07%	4.88881	2.55983	10.67%	11.24%
$700,001 - $750,000	0.00%	0.60%	0.30%	0.45%	0.00%	1.35%	98.37%	5.28047	2.41673	21.86%	22.39%
$750,001 - $800,000	0.00%	0.16%	0.16%	0.16%	0.00%	0.48%	71.51%	5.41937	2.41450	33.33%	33.77%
$850,001 - $900,000	0.00%	0.37%	0.53%	0.19%	0.00%	1.09%	103.52%	5.22385	2.33528	0.00%	66.80%
$900,001 - $950,000	0.00%	0.00%	0.19%	0.19%	0.00%	0.38%	72.52%	5.25108	2.25000	0.00%	49.86%
$950,001 - $1,000,000	0.00%	0.21%	1.20%	0.41%	0.00%	1.82%	79.49%	5.14972	2.41556	22.76%	55.08%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	77.02%	5.14472	2.35115	9.70%	43.10%

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
0	0.69%	16.89%	36.62%	30.30%	1.73%	86.23%	76.51%	5.12509	2.36731	317,318.57	9.30%	42.11%
36	0.24%	2.60%	5.73%	3.04%	0.23%	11.84%	78.82%	5.23958	2.25000	251,373.57	10.34%	51.44%
60	0.00%	0.67%	0.94%	0.32%	0.00%	1.93%	88.69%	5.43966	2.25000	274,763.24	23.57%	36.61%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	77.02%	5.14472	2.35115	306,866.86	9.70%	43.10%

Mortg Rates & FICO

Mortg Rates	FICO 601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.07%	0.42%	0.23%	0.00%	0.71%	74.69%	3.91538	2.37703	342,606.24	0.00%	12.78%
4.001-4.5%	0.00%	1.04%	2.93%	2.26%	0.14%	6.37%	74.92%	4.38287	2.45841	314,601.32	4.04%	19.26%
4.501-5.0%	0.12%	5.63%	16.03%	15.07%	1.09%	37.95%	75.70%	4.85449	2.46022	332,662.68	9.56%	28.94%
5.001-5.5%	0.42%	8.10%	16.86%	13.27%	0.57%	39.22%	77.37%	5.30797	2.26837	281,189.21	9.86%	54.60%
5.501-6.0%	0.39%	4.39%	6.23%	2.67%	0.15%	13.84%	80.26%	5.73149	2.25000	313,007.01	11.10%	58.93%
6.001-6.5%	0.00%	0.92%	0.82%	0.17%	0.00%	1.91%	80.32%	6.30138	2.25000	330,572.88	21.24%	64.41%
Total	0.94%	20.16%	43.28%	33.67%	1.95%	100.00%	77.02%	5.14472	2.35115	306,866.86	9.70%	43.10%

Mortg Rates & LTV

Mortg Rates	LTV 10-20	20.01-30	30.01-40	40.01-50	50.01-60	60.01-70	70.01-80	80.01-90	90.01-100	total	avg FICO	Gross Margin	Avg Prin Bal	No Ratio and No Doc	Stated Doc
3.501-4.0%	0.00%	0.00%	0.00%	0.09%	0.00%	0.07%	0.55%	0.00%	0.00%	0.71%	734.09	2.37703	342,606.24	0.00%	12.78%
4.001-4.5%	0.00%	0.00%	0.00%	0.06%	0.59%	1.17%	4.17%	0.23%	0.15%	6.37%	741.31	2.45841	314,601.32	4.04%	19.26%
4.501-5.0%	0.04%	0.33%	0.28%	1.12%	3.15%	7.74%	24.84%	0.42%	0.03%	37.95%	740.74	2.46022	332,662.68	9.56%	28.94%
5.001-5.5%	0.07%	0.06%	0.20%	1.18%	1.91%	5.01%	29.97%	0.53%	0.29%	39.22%	731.62	2.26837	281,189.21	9.86%	54.60%
5.501-6.0%	0.00%	0.12%	0.00%	0.00%	0.36%	1.14%	11.22%	0.79%	0.20%	13.84%	716.37	2.25000	313,007.01	11.10%	58.93%
6.001-6.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	1.15%	0.49%	0.04%	1.91%	702.46	2.25000	330,572.88	21.24%	64.41%
Total	0.11%	0.51%	0.49%	2.45%	6.00%	15.37%	71.90%	2.46%	0.71%	100.00%	733.04	2.35115	306,866.86	9.70%	43.10%